Exhibit 99.2

NEWS RELEASE
FOR IMMEDIATE RELEASE
July 15, 2004

Extendicare Inc. Declares Dividend Payment on its Preferred Shares (TSX: EXE.PR.B, EXE.PR.C, EXE.PR.D and EXE.PR.E)

MARKHAM, ONTARIO — Extendicare Inc. (TSX: EXE and EXE.A; NYSE: EXE.A) announced today the following details of the dividends on its Class I Preferred Shares, declared on May 6, 2004, and payable on August 16, 2004 to shareholders of record as at July 30, 2004.

The fixed rate quarterly dividend on its Adjustable Dividend Preferred Shares, Series 3 (EXE.PR.C) is $0.2475 per share. The floating rate quarterly dividend on its Cumulative Redeemable Preferred Shares, Series 2 (EXE.PR.B) and on its Adjustable Dividend Preferred Shares, Series 4 (EXE.PR.D), based on the average Canadian prime interest rate for the quarter ended June 30, 2004, amounted to $0.1680 per share for the Series 2 shares and $0.1704 per share for the Series 4 shares.

A monthly dividend of $0.063 per share on the Corporation’s Class II Preferred Shares, Series 1 (EXE.PR.E) was declared today, payable on August 16, 2004 to shareholders of record on July 30, 2004. The floating rate monthly dividend on the Class II Preferred Shares, Series 1 is based on the prime interest rate on June 30, 2004.

For further information, contact:
Extendicare Inc.
Christopher Barnes
Manager, Investor Relations
Telephone: (905) 470-5483
Fax: (905) 470-4003

Visit Extendicare’s Website @ www.extendicare.com